Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

Website: www.gazitglobe.com

April 28, 2014

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Completion of Gazit-Globe’s Debenture Offering in Israel

In accordance with Section 30 of the Israeli Securities Law, 1968, and the Securities Regulations (Announcement on the Results of a Prospectus Issuance), 1969, Gazit-Globe Ltd. (the “Company”) is pleased to report the results of its public offering of Series L Debentures in Israel.

1.	The Company offered up to NIS 500,000,000 par value of Series L Debentures in Israel.

2.	The Company received 96 accepted bids to purchase an aggregate NIS 414,048,000 par value of Series L Debentures raising a total gross aggregate amount of NIS 450,070,176 (approximately US$ 130 million).

3.	The debentures bear an annual interest rate of 4%, CPI-adjusted.

4.	The Series L Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

5.	The Series L Debentures will not be offered in any province or territory of Canada and will not be sold to residents of any province or territory of Canada other than in compliance with Canadian securities laws.

6.	This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe Ltd.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 577 properties in more than 20 countries, with a gross leasable area of approximately 6.6 million square meters and a total value of more than US$ 22 billion.